SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that at this date we filled in “Comissão  de Valores Mobiliários (CVM)“ in Brazil, Moodys Report as below:

Moody’s downgrades Eletrobras’ ratings; under review for possible further downgrade 21 May 2015

Approximately USD 1.75 billion of debt securities affected

Moody’s Investors Services downgraded the foreign currency issuer rating of Centrais Elétricas Brasileiras SA (Eletrobras) and the rating on Eletrobras’ USD 1,750 million senior unsecured bonds due October 2021 one notch to Ba1 from Baa3 and placed those ratings on review for possible  downgrade.

RATINGS RATIONALE

Moody’s downgraded Eletrobras’ ratings because despite some financial improvement in the recently announced first-quarter results of  2015 Eletrobras continues to post credit metrics that are too weak for the Baa3 rating category.   Absent a major reduction in its capital expenditure program or some sort of capital injection Moody’s forecasts  continuous weak financial performance as measured by funds from operations (FFO).   In addition, Eletrobras received a qualified opinion from its auditor KMPG with its first-quarter results and failed to file its 20F form as required by the United States Securities Exchange Commission.  It is Moody’s understanding that Eletrobras has complied with the SEC’s policy by having contacted the SEC and issued a press release disclosing the occurrence of the filing delinquency and the reason for the delinquency which grants the company a six-month period to cure the delinquency starting from April 30, 2015.

Eletrobras’ rationale for not filing the 20F form was that the company needs to obtain further results from the investigation on alleged bribes involving the former CEO of its subsidiary Eletronuclear as communicated in the local media. Eletrobras has stated that it will hire an independent entity to conclude an investigation process and ensure transparency and independence as required by Brazilian and US laws.  KPMG reviewed Eletrobras’ 2015 first quarter financial statements and issued a qualified opinion stating that it cannot determine the impact, if any, from the resolution of the expected investigation as it is in the early stage of the process.

MARKET ANNOUNCEMENT

During the review period, Moody’s will evaluate Eletrobras’ ability to further enhance operating margins, secure long-term financing for most of its power projects and improve its liquidity position. The company’s liquidity position for 2015 is considered relatively adequate as it will benefit from some extraordinary cash flows. These consist mainly of BRL 3.7 billion in indemnification rights and around BRL 3 billion related to the reimbursement of costs associated with Itaipu Binacional (Itaipu)’s exposure to the spot market in 2014, which Eletrobras disbursed under its role as Itaipu’s energy agent.  Starting in 2016, Eletrobras will no longer be able to count on these cash flow sources, which is likely to put additional pressure on the company’s liquidity and leverage.  During the review period Moody’s will also evaluate the current B1 Baseline Credit Assessment.

In accordance with Moody's methodology for government related issuers, or GRIs, the Ba1 issuer rating of Eletrobras reflects the combination of the following inputs:

- Baseline credit assessment (BCA) b1

- High-level dependence (70%)

- High level of government support (71%-90%)

- The Baa2 rating of the Government of Brazil, which has a negative outlook.

What could change the rating up

In light of this rating action, an upgrade of the company’s ratings are highly unlikely in the short-to-medium term.

What could change the rating down

Moody’s would consider downgrading the ratings should projections indicate that credit metrics will not materially improve over the next 12 to 18 months or should Moody’s perceive a pronounced deterioration of Eletrobras’ liquidity position. The downgrade of Brazil’s sovereign rating could also trigger a downgrade rating action.

Eletrobras' electricity generation has installed capacity of 43 GW, which is equivalent to 34% of Brazil's total generation installed capacity, including the 7 GW capacity of Itaipu. Eletrobras' transmission lines above 230KV comprise 57,290 Km or around 50% of the country's total high voltage transmission lines. The distribution business, largely consisting of small distribution companies in the North and Northeast portion of the country that sold 16.3 GWh in 2014.

Eletrobras is also a financing vehicle with a portfolio of around BRL29 billion in loans granted to a diverse range of Brazilian electricity companies, including USD 5.0 billion in loans to Itaipu. Eletrobras is also the Federal Government's vehicle for managing the CDE (Energy Development Account), a specific fund of the Brazilian electricity industry, and certain social programs such as the "Light For All" aimed at extending electricity to the most remote regions of the country.

MARKET ANNOUNCEMENT

The principal methodology used in these ratings was Regulated Electric and Gas Utilities published in December 2013.

Other methodologies used include the Government-Related Issuers methodology published in October 2014. Please see the Credit Policy page on www.moodys.com for a copy of these methodologies.

REGULATORY DISCLOSURES

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatorydisclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the rating action on the support provider and in relation to each particular rating action forsecurities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this rating action, and whose ratings may change as a result of this rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

MARKET ANNOUNCEMENT

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Jose Soares

VP - Senior Credit Officer

Infrastructure Finance Group

Moody's America Latina Ltda.

Avenida Nacoes Unidas, 12.551

16th Floor, Room 1601

Sao Paulo, SP 04578-903

Brazil

JOURNALISTS: 800-891-2518

SUBSCRIBERS: 55-11-3043-7300

William L. Hess

MD - Utilities

Infrastructure Finance Group

JOURNALISTS: 212-553-0376

SUBSCRIBERS: 212-553-1653

Releasing Office:

Moody's Investors Service, Inc.

250 Greenwich Street

New York, NY 10007

U.S.A.

JOURNALISTS: 212-553-0376

SUBSCRIBERS: 212-553-1653

(C) 2015 Moody's Corporation, Moody's Investors Service, Inc., Moody's Analytics, Inc. and/or their licensors and affiliates (collectively, "MOODY'S"). All rights reserved.

Rio de Janeiro, May 21, 2015.

Armando Casado de Araujo

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.